Exhibit 99.1

News Release

TELUS reports strong operational and financial results for fourth quarter 2022; announces 2023 consolidated financial targets

Industry-leading total Mobile and Fixed customer growth of 301,000 up 29,000 over last year, and our strongest fourth quarter on record, driven by strong demand for our leading product portfolio of Mobility and Fixed Broadband services

Robust mobile phone net additions of 112,000 and record fourth quarter connected device net additions of 106,000; industry-leading postpaid churn of 0.96 per cent and Mobile Phone ARPU growth of 2.2 per cent

Best fixed customer growth on record with 83,000 net additions, including 42,000 internet customer additions, powered by leading customer loyalty in combination with TELUS’ expansive PureFibre network

Record high customer additions of 1,043,000 for the full year, driven by consistently potent operational execution, unmatched bundled product offerings across Mobile and Home, and team member culture focused on delivering exceptional customer experiences over globally-leading networks

Strong quarterly financial results leading to industry-leading full year Consolidated Operating Revenues, Adjusted EBITDA and Free Cash Flow growth of 8.6 per cent, 9.5 per cent and 64 per cent, respectively; Net income for the full year up 1.2 per cent

Global industry-best growth profile, underpinned by strong operating momentum across our telecom business, bolstered by TELUS International, TELUS Health and TELUS Agriculture & Consumer Goods

Targeting 2023 Operating Revenue and Adjusted EBITDA to increase by 11 to 14 per cent and 9.5 to 11 per cent, respectively

Robust Free Cash Flow growth of circa 57 per cent to approximately $2.0 billion in 2023 supports balance sheet strength and leading dividend growth program through 2025

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the fourth quarter of 2022. Consolidated operating revenues and other income increased by 3.8 per cent over the same period a year ago to $5.1 billion, or 13 per cent excluding the $410 million pre-tax gain arising from the disposition of our financial solutions business, as reported in other income, in the fourth quarter of 2021. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue growth was driven by increased health services revenues attributable to business acquisitions, including LifeWorks and organic growth, higher mobile network revenues, increased data service revenues and increased mobile equipment revenues. Increased DLCX revenues resulted from expanded services for existing clients and growth from new clients. See Fourth Quarter 2022 Operating Highlights within this news release for a discussion on TTech and DLCX results.

“Throughout 2022, TELUS achieved strong operational and financial results across our business, including leading our North American peer group with respect to 2022 Operating Revenues, Adjusted EBITDA and Free Cash Flow growth” said Darren Entwistle, President and CEO. “This is a trend the TELUS team has consistently demonstrated over the long-term. Our robust performance in the fourth quarter, and for the full year, reflects the chemistry of our globally leading broadband networks and customers first culture, driving our hallmark combination of profitable customer growth, alongside strong financial results. Industry-leading net additions of 301,000 represented our best fourth quarter on record, and concluded another year of industry-leading expansion of our customer base. Indeed, in 2022, we delivered an all-time record, surpassing total annual net additions of more than one million for the first time, including another best-ever year for Fixed subscriber growth of 274,000, and delivered our highest Mobile Phone net additions since 2010 with 401,000 net new customers. This industry-leading growth reflects the consistent potency of our operational execution, unmatched bundled product offerings across Mobile and Home, and team member culture focused on delivering exceptional customer experiences over our globally-leading PureFibre and 5G networks. Our team’s passion for delivering customer experience excellence, once again contributed to strong client loyalty across our key product lines, including blended Mobile Phone, PureFibre internet, Optik TV, Security and Voice churn all below one per cent for the year. Furthermore, 2022 represented our ninth consecutive year of industry-leading postpaid wireless churn below one per cent.”

“Our results are buttressed by our highly differentiated and powerful asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Despite a challenging macroeconomic environment, TELUS International (TI) delivered strong results in 2022, with double-digit revenue growth, leading profitability and robust cash flow for the full year. Indeed, TI’s strong results and outlook also reflect the important relationship with TELUS as an anchor customer, enabling TELUS with superior customer service excellence and powering our digitization strategy - a unique relationship that significantly benefits both organizations. TI’s continued focus on profitable growth, powered by attractive end-to-end digital capabilities, position it as a trusted advisor for premier digital customer experiences and IT services for its over 650 global clients. Earlier in January, TI completed the acquisition of WillowTree, a full service digital product provider, bolstering TI's front-end development and design competencies, unlocking attractive cross-selling opportunities. This resulted in the addition of new marquee customers that further diversify TI's enviable list of client partners, while accelerating TELUS’ ongoing digital transformation and supporting key product development across our business, particularly in health and agriculture and consumer goods.”

“In 2022, health services revenue increased by 75 per cent, including four months of contribution from the acquisition of LifeWorks, nearing the $1 billion revenue milestone. As we progress into 2023, we continue to focus intensely on integrating and scaling our global health operations to build the healthiest communities and workplaces on the planet. This includes our healthcare programs, covering 68 million lives, inclusive of LifeWorks, an increase of more than 47 million over last year. In addition, digital health transactions were up five per cent year-over-year, to 580 million. Finally, we welcomed 1.7 million new virtual healthcare members in the last 12 months, increasing our membership to 4.5 million, up 61 per cent over the prior year. We anticipate strong growth within TELUS Health in 2023, including solid organic growth, as we continue to integrate and grow this business into an asset of enhanced global consequence. This will be supported by our intense focus on crystallizing meaningful synergies of $200 million or more that we expect to drive over the next three to five years, inclusive of revenue synergies from cross-selling, and $60 million in nearer-term cost synergies.”

“At TELUS Agriculture & Consumer Goods, annual revenues of $354 million were up 24 per cent in 2022 over the prior year, through a combination of acquisitions and organic growth, as our team continues to integrate and grow this compelling global business. This demonstrates the significant value we are creating as a globally-leading provider of agriculture and consumer goods technology solutions around the world, as we advance the sector’s efficiency and effectiveness, including food quality production, safety and waste reduction, through data analytics. We look forward to strong progress and double-digit revenue growth in this business in the year ahead, which we are confident will further illustrate the value we are creating in this important area.”

“Throughout 2022, the superiority of our world-leading wireless and wireline networks were reinforced by TELUS earning numerous accolades from independent third-party organizations,” Darren added. “Notably, global analytics company, Opensignal, recognized TELUS with five industry awards in the year for both our 4G and 5G networks, making TELUS Canada’s most awarded network by Opensignal for the 11th consecutive time. Similarly, TELUS was honoured with three awards from U.S.-based Ookla in 2022, including being named North America’s Fastest Mobile Network according to results from Speedtest by Ookla. Moreover, Canada-based Tutela recognized our wireless network with four national awards for Excellent Consistent Quality, Core Consistent Quality, 5G Excellent Consistent Quality and 5G Core Consistent Quality. Likewise, our wireline network also received praise, ranking as the fastest nationwide internet service provider (ISP) in Canada among major ISPs by PCMag for the third consecutive year. These acknowledgements clearly illustrate TELUS’ leadership in offering customers the fastest, most expansive and reliable service in Canada, across both our wireless and PureFibre networks. Moreover, this recognition of TELUS’ national broadband network leadership underscores the tremendous value of our generational investments in world-leading network technologies, including our now concluded accelerated broadband expansion program undertaken over the past two years, which will continue to drive extensive socio-economic benefits to Canadians in communities from coast-to-coast, for decades to come.”

Darren further noted, “The TELUS team’s ability to consistently drive profitable growth over the long-term, on the back of our differentiated asset base, best-in-class customer experience, world-leading networks and our unique growth businesses, provides us with confidence in the robust outlook for our business and delivering on the annual targets for 2023 that we have announced today. This includes anticipated industry-leading Operating Revenues and Adjusted EBITDA increases of 11 to 14 per cent and 9.5 to 11 per cent, respectively; capital investments of approximately $2.6 billion as previously announced; alongside Free Cash Flow of approximately $2.0 billion up nearly 60 per cent over 2022, supported by strong EBITDA growth and a material capital step-down following the successful completion of our accelerated broadband investment program. These industry-leading targets will be supported by the healthy guidance for 2023 announced this morning by TI, once again targeting double-digit Revenue and Adjusted EBITDA growth alongside leading margins as they continue to drive solid and profitable operating momentum through their end-to-end design, build and deliver capabilities, tapping into the accelerated need for premium digital customer experiences, digital transformation, content moderation and AI data solutions across its strategic industry verticals on a global basis. Furthermore, the unparalleled skill, innovation, grit and execution excellence of our team, on our consistent and winning strategy, underpins our leading multi-year dividend growth program, now in its thirteenth year, and extended last year through to the end of 2025. Since 2004, TELUS has returned $23 billion to shareholders, including $18 billion in dividends and more than $5 billion in share purchases, representing approximately $16 per share.”

“Our TELUS team continues to exemplify our social purpose in action,” concluded Darren. “In 2022 alone, our team members and retirees donated $125 million and volunteered 1.44 million hours in support of charitable and community organizations – more than any other company in Canada. Indeed, since 2000, we have demonstrated our global leadership in social capitalism by gifting $1.5 billion, including two million days of global volunteerism. I continue to be inspired by the unparalleled compassion of our TELUS family and their dedication to making the future friendly for all citizens.”

Doug French, Executive Vice-president and CFO said, “In the fourth quarter, our team delivered strong operational and financial results, demonstrating our ongoing cadence of execution excellence. Indeed, in 2022, we achieved our financial targets, including Operating Revenues and Adjusted EBITDA growth, supported by our record customer growth on our leading mobile and fixed broadband networks, diversified and powerful asset mix, and our company-wide focus on delivering exceptional customer service. For the year, cash flow from operations increased by nearly 10 per cent, and free cash flow increased by 64 per cent to nearly $1.3 billion, surpassing our original target for 2022.”

Doug added “We achieved a number of important milestones during the year including surpassing one million customer net additions within our Mobility and Fixed portfolio, and enhanced our growth profile through key acquisitions. We also completed our accelerated broadband build, ending 2022 with approximately three million premises connected to our leading PureFibre network and now cover over 80 per cent of Canadians with our next generation 5G network. With our copper-to-fibre migration largely complete, ongoing copper decommissioning will lend significant support to our enhanced efficiency and margin expansion initiatives. In addition, in 2023, we have earmarked $75 million to support the development and monetization of excess real estate assets as a result of our early successes of our copper decommissioning program. Our team also advanced our leadership position in sustainability, issuing our second and third sustainability-linked bonds during the year, linking our financing to the achievement of ambitious environmental targets and placing TELUS at the forefront of sustainable financing.”

“Our continued strong operational and financial performance supports our robust balance sheet and liquidity position” added Doug. “Against the backdrop of macroeconomic uncertainty, we have a strong debt maturity schedule with the average maturity of our long-term debt at over 12 years and only $500 million coming due in 2023. Importantly, the average cost of our long-term debt remains low at 4.03 per cent while 86 per cent of our debt is fixed. Our balance sheet strength will be further enhanced in 2023 with a meaningful increase in free cash flow with strong EBITDA growth, and as our capital expenditures take a meaningful step down, establishing a lower capital profile going forward. As a percentage of revenue, our consolidated capital intensity in 2023 will be in the zone of 13 per cent, a historical low for our company. This strong position further supports our leading dividend growth program now in place through 2025, along with de-levering our balance sheet while continuing to make strategic investments, including our participation in the 3800MHz spectrum auction later this year, to continue advancing our winning growth strategy.”

“For 2023, we set ambitious financial targets, building off our leading growth profile and well established operating momentum. Our financial outlook reflects continued healthy growth within our core business, including profitable customer growth driven by continued demand for our superior bundled offerings over our leading broadband networks. In 2023, we anticipate strong contributions from our unique and high growth businesses, including TELUS International, which today released its financial targets for 2023, including double digit profitable revenue growth, as well as TELUS Health and TELUS Agriculture & Consumer Goods, which are rapidly becoming important contributors to revenue, profitability and cash flow generation. We look forward to sharing increased disclosure for these growth businesses, which we believe will further demonstrate the significant value creation and growth potential of this business.” Doug concluded.

For the fourth quarter, net income of $265 million decreased by 60 per cent over the same period last year and Basic earnings per share (EPS) of $0.17 decreased by 64 per cent. These decreases were driven by the after-tax impacts of lower other income and higher financing costs, as well as higher goods and services purchased, employee benefit expense and depreciation and amortization; and, as it relates to EPS, higher shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, the virtual purchase power agreement (VPPA) unrealized change in forward element in the fourth quarter of 2022 and the gain on disposition of our financial solutions business in the fourth quarter of 2021, adjusted net income of $333 million increased by 0.6 per cent over the same period last year, while adjusted basic EPS of $0.23 was flat. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 15 per cent to $1.6 billion, primarily due to the non-recurrence of the $410 million gain arising from the disposition of our financial solutions business in the fourth quarter of 2021. Adjusted EBITDA, which excludes restructuring and other costs, other equity (income) losses related to real estate joint ventures and the gain on disposition of our financial solutions business, increased by 11 per cent to $1.7 billion. This growth reflects: (i) higher mobile network revenues, including growth in our mobile phone and connected devices subscriber bases, in addition to ARPU growth; (ii) increased fixed data services revenues driven by business acquisitions, internet and security subscriber growth, higher revenue per internet customer and TV subscriber growth; (iii) contribution from our acquisition of LifeWorks on September 1, 2022; (iv) increased DLCX contribution; and (v) higher other income, excluding our prior year gain on the disposition of our financial solutions business. These factors were partly offset by: (i) higher employee benefits expense; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription based licences; (iii) continued declines in fixed legacy voice and data services revenues; (iv) lower TV margins due to rising content costs, an increased mix of customers selecting smaller TV combination packages and technological substitution; and (v) bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period, which saw historically low bad debt expense.

In the fourth quarter, we added 301,000 net customer additions, up 29,000 over the same period last year, and inclusive of 112,000 mobile phones and 106,000 connected devices, in addition to 42,000 internet, 28,000 security and 17,000 TV customer connections. This was partly offset by low residential voice losses of 4,000. Our total TTech subscriber base of approximately 18 million was up 6.4 per cent over the last twelve months, reflecting a 4.3 per cent increase in our mobile phones subscriber base to approximately 9.7 million, and a 16 per cent increase in our connected devices subscriber base to approximately 2.5 million. Additionally, our internet connections grew by 6.3 per cent over the last twelve months to over 2.4 million customer connections, our security customer base expanded by 22 per cent to approximately 1.0 million customers, and our TV subscriber base increased by 4.7 per cent to more than 1.3 million customers. Lastly, our residential voice subscriber base remained relatively flat at 1.1 million.

In health services, at the end of 2022, and as compared to the end of 2021, virtual care members were 4.5 million, up 61 per cent or 1.7 million, and healthcare lives covered were 67.7 million, inclusive of LifeWorks, up 47.1 million. Digital health transactions in the fourth quarter of 2022 totaled 152.3 million, up 6.7 per cent over 2021.

Cash provided by operating activities of $1.1 billion increased by $230 million in the fourth quarter of 2022 and free cash flow of $323 million increased by $280 million compared to the same period a year ago. The increase in free cash flow was primarily driven by lower capital expenditures. Consolidated capital expenditures decreased by $249 million in the fourth quarter of 2022. This was driven by TTech, which experienced a $239 million decrease in the fourth quarter of 2022, mainly due to a planned slowdown of fibre build consistent with our annual build target, compared to the acceleration of investments through 2021, as well as the reduced purchase of proprietary software licenses.

On March 25, 2021, we announced that we intended to accelerate $1.5 billion of capital spending in 2021 and 2022, with up to $750 million of accelerated capital in 2021 and the remainder brought forward into 2022. Accelerated capital invested during the fourth quarter of 2022 and for the full year of 2022 was $132 million and $823 million, respectively. This spend has enabled: (i) acceleration of premises to be connected to our PureFibre network which at the end of 2022 connected approximately 3.0 million premises, up from more than 2.7 million at the end of 2021; (ii) acceleration of our copper-to-fibre migration program; (iii) expansion of our fibre build to a number of additional communities, including many rural and Indigenous communities; (iv) advancement of our 5G network build, which covered approximately 83 per cent of the Canadian population at December 31, 2022; and (v) progress with the implementation of our digital strategy, and enhancement of products that will bolster both long-term revenue growth and operating expense efficiency.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended December 31		Per cent
(unaudited)	2022	2021	change
Operating revenues (arising from contracts with customers)	5,023	4,461	12.6
Operating revenues and other income	5,058	4,872	3.8
Total operating expenses	4,389	3,820	14.9
Net income	265	663	(60.0)
Net income attributable to common shares	248	644	(61.5)
Adjusted net income(1)	333	331	0.6
Basic EPS ($)	0.17	0.47	(63.8)
Adjusted basic EPS(1) ($)	0.23	0.23	-
EBITDA(1)	1,598	1,882	(15.1)
Adjusted EBITDA(1)	1,689	1,517	11.3
Capital expenditures (excluding spectrum licenses)(2)	660	909	(27.4)
Cash provided by operating activities	1,126	896	25.7
Free cash flow(1)	323	43	n/m
Total telecom subscriber connections(3) (thousands)	17,971	16,887	6.4
Healthcare lives covered(4) (thousands)	67,700	20,600	n/m

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ’Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated financial statements. Refer to Note 31 in our consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system. During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition.
(4)	Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services. During the third quarter of 2022, we added 36.9 million healthcare lives covered as a result of the LifeWorks acquisition.

Fourth Quarter 2022 Operating Highlights

As noted in Section 1.2 of our annual 2022 Management’s Discussion and Analysis (MD&A), the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a global impact into 2022. We expect the pandemic to continue to affect our operations for at least the first quarter of 2023 and possibly thereafter. This will depend on both domestic and international factors, such as rates of vaccination and booster doses, as well as the potential proliferation of COVID-19 variants of concern. We are committed to prioritizing the health and safety of team members and customers.

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $506 million or 13 per cent in the fourth quarter of 2022, primarily reflecting increases in health services revenues driven by business acquisitions, including our acquisition of LifeWorks on September 1, 2022, as well as organic growth, mobile network revenues, mobile equipment and other service revenues, fixed data services revenues, fixed equipment and other service revenues, and agriculture and consumer goods services revenues, as described below. Decrease in fixed voice services was a partial offset.

●	TTech EBITDA decreased by $298 million or 17 per cent in the fourth quarter of 2022, primarily due to the non-recurrence of the $410 million gain arising from the disposition of our financial solutions business in the fourth quarter of 2021, while TTech Adjusted EBITDA increased by $131 million or 10 per cent, reflecting an increase in direct contribution. This was partially offset by higher goods and services purchased and higher employee benefits expense.

Mobile products and services

●	Mobile network revenue increased by $104 million or 6.5 per cent in the fourth quarter of 2022, reflecting 4.3 per cent and 16 per cent growth in the mobile phones and connected device subscriber bases, respectively, over the past 12 months, in addition to higher ARPU predominantly due to roaming improvements. As compared to the fourth quarter of 2019, network revenue is higher by 11 per cent.
●	Mobile equipment and other service revenues increased by $61 million or 9.7 per cent in the fourth quarter of 2022, reflecting higher contract volumes attributed to successful efforts during the seasonal promotional periods and the impact of higher-value smartphones in the sales mix.
●	TTech mobile products and services direct contribution increased by $94 million or 6.7 per cent in the fourth quarter of 2022, largely due to higher network revenues, partly offset by lower equipment margins due to heighted competitive seasonal promotional periods and higher roaming expense associated with higher roaming revenues from increased international travel volumes.
●	Mobile phone ARPU was $58.69 in the fourth quarter of 2022, an increase of $1.24 or 2.2 per cent, largely due to roaming improvements as a result of increased international travel volumes. Roaming improvements were partially offset by: (i) lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans; (ii) the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods; and (iii) greater uptake of family discount and bundling credits to our customers, which helps us drive lower churn and greater lifetime value across our mobile and fixed products and services.
●	Mobile phone gross additions were 462,000 in the fourth quarter of 2022, an increase of 64,000, driven by improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year; successful promotions during the competitively heightened seasonal periods; expanded channels, including leveraging Mobile Klinik as a channel for our certified pre-owned device inventory; and the enhanced capabilities of our digital footprint, inclusive of increased self-serve functions.
●	Mobile phone net additions were 112,000 in the fourth quarter of 2022, unchanged compared to the prior year, reflecting increased mobile phone gross additions, partly offset by higher mobile phone churn, as described below. We continue to focus on profitable growth while executing customers first initiatives and retention programs, and our leading network quality.
●	Our mobile phone churn rate was 1.22 per cent in the fourth quarter of 2022, as compared to 1.04 per cent in the fourth quarter of 2021, reflecting heightened competitive intensity during the seasonal promotional periods, compounded by increased retail traffic as pandemic-related restrictions had lessened when compared to the prior year, in addition to increased travel-related prepaid deactivations.
●	Connected device net additions were 106,000 in the fourth quarter of 2022, an increase of 25,000 due to successful promotions of consumer and non-IoT connected devices over the seasonal promotional periods, as well as higher IoT net additions.

Fixed products and services

●	Fixed data services revenues increased by $62 million or 5.9 per cent in the fourth quarter of 2022, driven by: (i) business acquisitions; (ii) increased internet and data service revenues, reflecting a 6.3 per cent increase in our internet subscribers over the past 12 months, in addition to higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes; and (iii) increased revenues from home security driven by expanded services and customer growth of 22 per cent over the past 12 months. This growth was partially offset by: (i) the impact of the fourth quarter 2021 disposition of our financial solutions business; (ii) lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, mostly moderated by subscriber growth of 4.7 per cent over the past 12 months; and (iii) the ongoing decline in legacy data service revenues.
●	Fixed voice services revenues decreased by $13 million or 6.3 per cent in the fourth quarter of 2022, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.

●	Fixed equipment and other service revenues increased by $19 million or 18 per cent in the fourth quarter of 2022, reflecting higher sales volumes and lower discounts on business and consumer premise equipment, along with higher other services revenue.
●	TTech fixed products and services direct contribution increased by $167 million or 15 per cent in the fourth quarter of 2022, due to growth in health services, inclusive of business acquisitions and organic growth, as well as growth in margins for internet and data. These were partly offset by declining legacy voice and data margins, as well as declining TV margins.
●	Internet net additions were 42,000 in the fourth quarter of 2022, an increase of 2,000, as our strong retention efforts overcame macroeconomic pressures impacting consumer purchasing decisions.
●	TV net additions were 17,000 in the fourth quarter of 2022, a decrease of 1,000, mainly due to modestly higher churn driven by macroeconomic pressures impacting consumer purchasing decisions, partly offset by our diverse offerings.
●	Security net additions were 28,000 in the fourth quarter of 2022, reflecting a decrease of 3,000 for the quarter due to higher churn driven by macroeconomic pressures impacting consumer purchasing decisions, partly offset by increased demand for our bundled product offerings and diverse suite of products and services.
●	Residential voice net losses were 4,000 in the fourth quarter of 2022, compared to net losses of 10,000 in the fourth quarter of 2021. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $270 million in the fourth quarter of 2022, driven by our acquisition of LifeWorks on September 1, 2022 and higher revenues from the continued adoption of our virtual solutions inclusive of organic growth and business acquisitions.
●	At the end of the fourth quarter of 2022, virtual care members were 4.5 million, an increase of 1.7 million over the past 12 months, due to the continued adoption of virtual solutions to keep Canadians and others safely connected to health and wellness care.
●	At the end of the fourth quarter of 2022, healthcare lives covered were 67.7 million, an increase of 47.1 million over the past 12 months, mainly due to the addition of 36.9 million lives covered from our third quarter acquisition of LifeWorks as well as healthy post-acquisition growth from population increases across all of our regions. Organically, lives covered also increased due to continued demand for virtual solutions, an increase in coverage related to elective health services, and an increase in value-added services including vaccination solutions.
●	Digital health transactions were 152.3 million in the fourth quarter of 2022, an increase of 9.5 million over the prior year period, largely driven by higher adjudication transactions as plan members continue to increase their utilization of elective health services with pandemic restrictions easing, as well as an increase to healthcare lives covered.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
●	Agriculture and consumer goods services revenues increased by $3 million in the fourth quarter of 2022, largely due to contributions from increased animal health pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the fourth quarter of 2022 compared to the fourth quarter of 2021, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in the quarter.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $56 million or 8.8 per cent in the fourth quarter of 2022. The increase was primarily attributable to growth in our tech and games clients, arising from additional services provided to existing clients and new clients added since the prior year. The strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results, partially offset by the weakening European euro and related unfavourable foreign currency impact on our European euro-denominated operating results. Foreign exchange fluctuations on contracts denominated in U.S. dollar, European euro and other currencies will impact revenues.
●	DLCX EBITDA increased by $14 million or 8.0 per cent in the fourth quarter of 2022, while DLCX Adjusted EBITDA increased by $41 million or 23 per cent. The increase in Adjusted EBITDA in the fourth quarter was primarily from revenue growth, as discussed above, and from the lower share-based compensation expense resulting from the lower average share price of TELUS International. This was partly offset by business growth, which includes higher crowdsourced contractor costs to support expansion in our TIAI business, as well as higher team member count coupled with higher salaries and wages.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting approximately $2.4 billion in 2022 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $34 billion in these taxes.
●	Investing $3.5 billion in capital expenditures in 2022 and approximately $51 billion since 2000.
●	Disbursing spectrum renewal fees of approximately $52 million to Innovation, Science and Economic Development Canada in 2022. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled approximately $41 billion.
●	Spending $9.1 billion in total operating expenses in 2022, including goods and services purchased of approximately $6.3 billion. Since 2000, we have spent $149 billion and $101 billion, respectively, in these areas.
●	Generating a total team member payroll of approximately $3.5 billion in 2022, including wages and other employee benefits, and payroll taxes of approximately $197 million. Since 2000, total team member payroll totals $57 billion.
●	Returning over $1.8 billion in dividends through four quarterly dividend payments in 2022 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned $23 billion to shareholders through our dividend and share purchase programs, including $18 billion in dividends and more than $5 billion in share purchases, representing approximately $16 per share.

TELUS sets 2023 consolidated financial targets

TELUS’ consolidated financial targets for 2023 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2022 annual MD&A.

In 2023, TELUS plans to continue generating positive financial outcomes and strong customer growth. We expect growth in EBITDA to be driven by continued demand for data in our mobile and fixed products and services; continued roaming revenue improvement; and continued ongoing investments in our leading PureFibre network and ongoing 5G deployment. Our strategic efforts to enhance operational simplicity and efficiency, in addition to our constant focus on improving the customer experience across all areas of our operations, is also expected to contribute to our growth.

Supporting our growth profile in 2023 are our unique and diversified growth assets: TELUS International, including continued demand in the digital transformation ecosystem and the acceleration of digital adoption across various sectors of the global economy as well as the acquisition of WillowTree; TELUS Health, including growing demand for our expanding portfolio of digital health services and applications as well as the acquisition of LifeWorks; and TELUS Agriculture & Consumer Goods, which is using technology to drive better food outcomes across the agriculture value chain. Our growth profile is also underpinned by a team member culture focused on delivering customer service excellence and our ongoing focus on operational effectiveness.

2023 targets
Operating revenues(1)	Growth of 11 to 14%
Adjusted EBITDA	Growth of 9.5 to 11%
Capital expenditures (excluding spectrum licences)[2]	Approximately $2.6 billion
Free cash flow	Approximately $2.0 billion

(1)	For 2023, we are guiding on operating revenues, which excludes other income. Operating revenues for 2022 were $18,292 million.
(2)	Excludes $75 million targeted towards real estate development initiatives.

The preceding disclosure respecting TELUS’ 2023 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2022 annual MD&A filed on the date hereof on SEDAR, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2023 in the 2022 annual MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3511 per share on the issued and outstanding Common Shares of the Company payable on April 3, 2023 to holders of record at the close of business on March 10, 2023. This quarterly dividend reflects an increase of 7.2 per cent from the $0.3274 per share dividend declared one year earlier and consistent with our multi-year dividend growth program.

Community Highlights

Giving Back to Our Communities

●	TELUS Friendly Future Foundation and Canadian TELUS Community Boards directed their 2022 support to charitable initiatives that help youth and marginalized populations. During the Foundation’s 2022 fiscal year, the Foundation has directly impacted the lives of more than 1 million youth by granting $10.6 million to 548 charitable organizations. Since its inception in 2018, the Foundation has provided nearly $36 million in cash donations to our communities, helping 13.7 million youth reach their full potential.
●	Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of local grants. These grants support registered charities that offer health, education or technology programs that help youth thrive.

○	In the first quarter of 2022, we expanded our community boards in Western Canada. The TELUS Vancouver Community Board expanded to include Vancouver Coastal communities and was renamed the TELUS Vancouver and Coastal Community Board. The TELUS Thompson Okanagan Community Board expanded to include Dawson Creek, Fort St. John, Prince George, Quesnel, Cranbrook and surrounding communities and was renamed the TELUS Interior and Northern B.C. Community Board. The TELUS Manitoba Community Board expanded to include Saskatchewan and was renamed the TELUS Manitoba and Saskatchewan Community Board.
○	In December 2022, we launched the TELUS North Carolina Community Board which builds on the efforts of team members from TELUS Agriculture & Consumer Goods, who have been giving back across the state for over 20 years. The Board will award more than US$1 million over the next four years to youth programs with a focus on health, education, the environment and technology.
○	Since 2005, our 19 TELUS Community Boards have contributed $100 million in cash donations to more than 8,000 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

●	In May 2022, driven by the passion and generosity of our TELUS team, we hosted the 17th annual TELUS Days of Giving across 20 countries. Overall, more than 65,000 team members, retirees, family and friends volunteered around the world, helping to drive 1.44 million hours of global volunteerism this year.
●	Throughout 2022, as part of our unwavering commitment to put our customers and communities first, we enabled $6.6 million in community giving for humanitarian and emergency relief around the world through cash and in-kind contributions from TELUS, our team members and customers as well as TELUS Friendly Future Foundation. Our global aid in 2022 included helping those impacted by the conflict in Ukraine, Hurricane Fiona and Hurricane Ian, the flooding in Pakistan, and the unrest in Iran.

Empowering Canadians with Connectivity

●	Throughout 2022, we continued to leverage our Connecting for Good® programs to support marginalized individuals. Driven by our commitment to enable human connections and to bridge digital divides we have supported 342,000 individuals since the launch of our programs.

○	During the year, we welcomed 15,500 new households to our Internet for Good® program, resulting in more than 46,500 households and close to 150,000 low-income family members and seniors, in-need persons with disabilities and youth leaving foster care all benefiting from subsidized internet since the launch of the program in 2016.

■	In January and February 2022, we expanded Internet for Good to provide thousands of low-income seniors in B.C. and Alberta, as well as Quebec (within our incumbent footprint), with the tools and connectivity they need to succeed.

○	Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In 2022, we have added over 10,800 youth, seniors and other marginalized Canadians to the program. Since we launched Mobility for Good in 2017, 43,000 individuals have benefited.

■	To further support the humanitarian crisis in Ukraine, and with the backing of partner organizations supporting newcomers from Ukraine, the Mobility for Good program provided over 3,300 free SIM cards with $100 prepaid vouchers to Ukrainians with financial barriers who arrived in Canada.
■	In the fourth quarter of 2022, we expanded the Mobility for Good for Indigenous Women at Risk program to the province of Ontario in partnership with two Indigenous led organizations, Native Women’s Resource Centre of Toronto and Native Child and Family Services of Toronto. Since we launched the program in 2021, we have supported nearly 1,000 women.

○	Our Health for Good® mobile health clinics, now serving 23 communities across Canada, supported more than 47,000 patient visits during the year. Since the program’s inception, we have enabled over 143,000 cumulative patient visits, helping us bring primary and mental health care to individuals experiencing homelessness.

■	During the second quarter of 2022, we launched, in partnership with The Alex, a new Health for Good mobile care clinic in Calgary.

○	During the year, our Tech for Good™ program provided almost 1,800 Canadians with disabilities access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans. Since the program’s inception, we have provided 6,500 Canadians with disabilities with professional assistance to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount.

●	We continued to help individuals stay safe in our digital world through our TELUS Wise® program in 2022. Over 112,000 individuals in Canada and beyond participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety in 2022, bringing our cumulative participation to over 563,000 individuals since the program launched in 2013.

Investing in Social Impact

●	Since launching in 2020, TELUS Pollinator Fund for Good™ invested nearly $40 million in debt and equity securities of 26 socially responsible and innovative start-ups, of which 42 per cent are led by women and 58 per cent are led by Indigenous and racialized founders. In 2022 alone, the Pollinator Fund closed investments into 13 new socially innovative for-profit start-ups that are transforming healthcare, caring for our planet, supporting responsible agriculture and enabling inclusive communities.
●	In May 2022, the Fund was named as a finalist in Fast Company’s 2022 World Changing Ideas Awards.

Global Social Capitalism awards and recognition

●	In March 2022, we were recognized by Brand Finance as the most valuable telecom brand in Canada, with our brand value growing by 23 per cent to $10.1 billion, according to the Brand Finance Canada 100 2022 report.
●	In May 2022, we were named the Most Trusted Telecom brand in Canada for the fourth consecutive year by Canadian consumers in the Gustavson Brand Trust Index presented by the Peter B. Gustavson School of Business at the University of Victoria.
●	For the second consecutive year, TELUS was named Canada’s Most Respected Mobile Service Provider according to Canada’s Most Respected Corporation Awards Program, ranking first out of 13 other mobile service providers. Koodo ranked second overall for this year’s award. The award was based on our reputation across customer service excellence, community giving, team culture, diversity, equity and inclusion efforts, as well as overall brand trust by the Canadian public.
●	We received recognition for our global leadership in sustainability, corporate citizenship, social purpose, and environmental and social reporting, during the year, including:

○	In January 2022, we were named to the Corporate Knights 2022 Global 100 Most Sustainable Corporations in the World for the 10th time since inception of the recognition in 2005. Additionally, in June 2022, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 16th time – we improved our position on the list, ranking in the top 10.
○	In September 2022, we won the Loyalty360 Best in Class Award for our corporate social responsibility and social impact program excellence
○	At the World Sustainability Awards 2022 held in Munich during the fourth quarter of 2022, we were awarded the Sustainability Excellence Award for our global leadership and commitment to building a better, more sustainable future.
○	We were recognized at the Global Good Awards 2022 in London, U.K. placing bronze as Global Good Company of the Year.
○	In December 2022, we were named to the Dow Jones Sustainability North America Index for the 22nd consecutive year.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2022 conference call is scheduled for Thursday, February 9, 2023 at 1:00 pm ET (10:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until March 9, 2023 at 1-855-201-2300. Please quote conference access code 90003# and playback access code 0113038#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Our assumptions in support of our 2023 outlook are generally based on industry analysis, including our estimates regarding economic and telecom industry growth, as well as our 2022 results and trends discussed in Section 5 in our 2022 annual MD&A. Our key assumptions include the following:

●	Estimated economic growth rates in Canada, B.C., Alberta, Ontario and Quebec of 0.6%, 0.4%, 1.5%, 0.3% and 0.5%, respectively.
●	Estimated inflation rates in Canada, B.C., Alberta, Ontario and Quebec of 3.7%, 3.7%, 3.8%, 3.6% and 3.7%, respectively.
●	Estimated annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec of 6.1%, 5.6%, 5.9%, 6.6% and 5.5%, respectively.
●	Estimated annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec of 212,000 units, 34,000 units, 31,000 units, 71,000 units and 50,000 units, respectively.
●	No material adverse regulatory rulings or government actions against TELUS.
●	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.
●	Continued increase in mobile phone industry penetration in the Canadian market.
●	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.
●	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU. Roaming revenue from business and consumer travel will improve, primarily in the first quarter of 2023, as we lap the impacts of the prior year’s travel advisories and border restrictions.

●	Continued pressure on mobile products and services acquisition and retention expenses resulting in the Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing being a net cash outflow of approximately $150 million to $250 million (2022 actual – $95 million net cash outflow), arising from gross loading and customer renewal volumes, competitive intensity and customer preferences. Continued connected devices growth, as our IoT offerings diversify and expand.
●	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or endless data usage, and expansion of our broadband infrastructure, healthcare solutions, agriculture and consumer goods solutions and home and business security offerings.
●	Continued erosion of residential voice revenue resulting from technological substitution and greater use of inclusive long distance.
●	Continued growth of DLCX revenue and EBITDA generated by expanded services for existing and new clients and strategic business acquisitions.
●	Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.
●	Employee defined benefit pension plans: current service costs of approximately $62 million recorded in Employee benefits expense and interest expense of approximately $7 million recorded in Financing costs; a rate of 5.05% for discounting the obligation and a rate of 5.05% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $35 million.
●	Restructuring and other costs of approximately $275 million (2022 actual – $240 million) for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.
●	Net cash Interest paid of approximately $1.1 billion to $1.2 billion (2022 actual – $799 million).
●	Depreciation and Amortization of intangible assets of approximately $4.0 billion to $4.1 billion (2022 actual – $3.5 billion).
●	Income taxes: Income taxes computed at an applicable statutory rate of 24.7 to 25.3% and cash income tax payments of approximately $550 million to $630 million (2022 actual – $519 million).
●	Participation in ISED’s wireless spectrum auction for 3800 MHz spectrum band, with auction bidding expected to start on October 24, 2023.
●	Bad debt expense will return to pre-pandemic levels, driven by macroeconomic pressures.
●	Continued growth of health services revenue and contribution to EBITDA generated by strategic business acquisitions, including LifeWorks, expanding our breadth of health offerings. We anticipate being able to drive cross-selling opportunities and harvest synergies between our organizations. We expect this growth to be partially offset by lower health benefits management revenues resulting from rate changes associated with a large contract renewal in 2022 and the anticipated loss of a larger health benefits client; as well as higher operating costs associated with growth related to scaling our digital health offerings, inclusive of increased subscription-based software licenses, all with a focus on effective deployment of value-added services and optimizing efficiency.
●	Our international operations will be impacted by the macroeconomic environment in other global economies, as well as continued currency fluctuations, which may have an impact on our outlook. U.S. dollar to Canadian dollar average exchange rate of US$1.00: C$1.32 (2022 actual – US$1:00: C$1.30); European euro to U.S. dollar average exchange rate of €1.00: US$1.08 (2022 actual – €1.00: US$1.05).
●	Continued expansion of our agriculture and consumer goods services business through business acquisitions and organic growth.
●	Continuation of our digitization efforts to simplify how our customers do business with us, introduce new products and services, respond to customer and market needs, and provide highly reliable service.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations.
●	Regulatory matters including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2022 annual MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing; federal and provincial consumer protection legislation; a new policy direction to the CRTC; the introduction in Parliament of new federal privacy legislation that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a privacy right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, potentially including Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions; unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings, in some cases under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data, and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.
●	Technology including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households with only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to continually streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and ongoing  evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies, broadband initiatives (such as fibre-to-the-premises (FTTP), wireless small-cell deployment and 5G wireless); availability of resources and our ability to build out adequate broadband capacity; our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability, including measures to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; our ability to effectively manage the growth of our infrastructure and integrate new team members; and our reliance on third-party cloud-based computing services to deliver our IT services.
●	Security and data protection including risks that malfunctions or unlawful acts could result in unauthorized access or change to, or loss or distribution of, data that may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

Security threats including intentional damage, unauthorized access or attempted access to our physical assets or our IT systems and network, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the COVID-19 pandemic); political instability in certain international locations, including war and other geopolitical developments; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	Our team including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements including the future outcome of collective bargaining for an agreement with the Telecommunications Workers Union, United Steelworkers Local 1944, which expired at the end of 2021, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, and the physical and mental health of our team, which are critical to engagement and productivity.
●	Environment, health and safety including: loss of employee work time as a result of illness or injury; public concerns related to radio frequency emissions; environmental issues including climate-related risks (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

●	Real estate matters including risks associated with our real estate investments, such as financing risks and uncertain future demand, occupancy and rental rates, especially during the COVID-19 pandemic.
●	Financing, debt and dividend requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment-grade credit ratings. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

●	Tax matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.
●	The economy including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments and the COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of volatility in oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies of various countries in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.
●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also Section 10.3 Regulatory matters and TELUS International’s financial performance which impacts our financial performance.
●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; the significant portion of TI’s revenue that is dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services resulting in potential client loss; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; the adverse impact on TI’s business if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and the currencies of other countries in which TI operates. The trading price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a decline in the trading price of the TI Subordinate Voting Shares. A decline in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a decrease in the fair value of TI multiple voting shares held by TELUS.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2022 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this press release.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended December 31
C$ and in millions	2022	2021
Net income attributable to Common Shares	248	644
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	82	43
Tax effect of restructuring and other costs	(21)	(11)
Income tax-related adjustments	(1)	3
Other equity (income) losses related to real estate joint ventures	(3)	1
Virtual power purchase agreements unrealized change in forward element	38	—
Tax effect of virtual power purchase agreements unrealized change in forward element	(10)	—
Gain on disposition of financial solutions business	—	(410)
Tax effects of restructuring and other costs	—	61
Adjusted Net income	333	331

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$	2022	2021
Basic EPS	0.17	0.47
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.05	0.03
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)
Virtual power purchase agreements unrealized change in forward element, per share	0.03	—
Tax effect of virtual power purchase agreements unrealized change in forward element, per share	(0.01)	—
Gain on disposition of financial solutions business, per share	—	(0.30)
Tax effect of gain on disposition of financial solutions business, per share	—	0.04
Adjusted basic EPS	0.23	0.23

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended Dec 31 (C$ millions)	2022	2021	2022	2021	2022	2021
Net income					265	663
Financing costs					322	192
Income taxes					82	197
EBIT	586	973	83	79	669	1,052
Depreciation	541	508	48	37	589	545
Amortization of intangible assets	296	240	44	45	340	285
EBITDA	1,423	1,721	175	161	1,598	1,882
Add restructuring and other costs included in EBITDA	59	36	35	8	94	44
EBITDA – excluding restructuring and other costs	1,482	1,757	210	169	1,692	1,926
Other equity (income) losses related to real estate joint ventures	(3)	1	—	—	(3)	1
Gain on disposition of financial solutions business	—	(410)	—	—	—	(410)
Adjusted EBITDA	1,479	1,348	210	169	1,689	1,517

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended December 31
C$ and in millions	2022	2021
EBITDA	1,598	1,882
Deduct gain on disposition of financial solutions business	—	(410)
Restructuring and other costs, net of disbursements	82	3
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(185)	(117)
Effects of lease principal (IFRS 16 impact)	(129)	(131)
Items from the statements of cash flows:
Share-based compensation, net	24	16
Net employee defined benefit plans expense	25	27
Employer contributions to employee defined benefit plans	(10)	(15)
Interest paid	(238)	(180)
Interest received	6	2
Capital expenditures (excluding spectrum licences)[1]	(660)	(909)
Free cash flow before income taxes	513	168
Income taxes paid, net of refunds	(190)	(186)
Effect of disposition of financial solutions business on income taxes paid	—	61
Free cash flow	323	43

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended December 31
C$ and in millions	2022	2021
Free cash flow	323	43
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	660	909
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	129	131
Gain on disposition of financial solutions business, net of effect on income taxes paid	—	(349)
Individually immaterial items included in Net income neither providing nor using cash	14	162
Cash provided by operating activities	1,126	896

(1)	Refer to Note 31 of the consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $18 billion in annual revenue and 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 30 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and eCommerce and fintech.

TELUS Health is a global healthcare leader, which provides employee and family preventative healthcare and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventative and mental health outcomes covering 68 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.5 billion, including 2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com